MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis the financial position and operating results of the Company should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2006 and related notes thereto.  All monetary amounts are in United States dollars unless otherwise noted.  The effective date of this MD&A is November 14, 2006.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.  Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   The Company’s principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  The Company has recently completed an update to the feasibility study for the development of the Agua Rica project.

2.  Third quarter 2006 highlights

Northern Orion recorded net earnings of $22,576,000 ($0.15 per share) for the third quarter of 2006 (“Q3 2006”) compared with net earnings of $12,871,000 ($0.09 per share) for the third quarter of 2005 (“Q3 2005”).  Highlights for the quarter included:

•

The Company completed an update to the feasibility study (FSU) for the development of its Agua Rica project which indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  The FSU indicates an IRR of 20% based on 100% equity, a payback of initial capital investment within 2.9 years and an NPV (8%) of $1.9 billion.

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $33,243,000 ($0.22 per share) in Q3 2006, compared to $18,318,000 ($0.12 per share) in Q3 2005.

•

Equity earnings from Alumbrera were $22,141,000 ($0.15 per share) in Q3 2006, compared to $11,304,000 ($0.08 per share) for Q3 2005.

•

Average realized copper price was $3.70 per pound and average realized gold price was $636 per ounce in Q3 2006 ($1.85 and $452 in Q3 2005 respectively).  The Company’s share of Alumbrera sales in Q3 2006 was 11,036,000 pounds of copper and 19,394 ounces of gold (12,856,000 pounds and 16,072 ounces in Q3 2005 respectively).

•

As a result of strong earnings in the last few quarters, Alumbrera paid its first earned royalty payment under the original royalty agreement to YMAD in Argentina.  Further to previous advances of $16.4 million, a payment of $33.4 million (on a 100% basis) was made to YMAD (Yacimientos Mineros de Agua de Dionisio, a quasi government mining company) by Alumbrera in August 2006.

•

An ongoing ore delineation drilling programme at Alumbrera has confirmed an additional 40 million tonnes of mineral reserves, extending the mine life of Alumbrera by one year until at least mid-2016.

•

At September 30, 2006, the Company had a cash position of $180,035,000.

3.  Results of Operations for the three and nine months ended September 30, 2006

The following table sets forth selected consolidated financial information for the three and nine months ended September 30, 2006 and 2005 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations			Nine months ended
	Third quarter		September 30,
	2006	2005	2006	2005
Equity earnings of Minera Alumbrera Ltd.	$22,141	$11,304	$81,426	$26,495
Expenses
Financing costs	--	(284)	--	(853)
Foreign exchange (losses) gains	(96)	2,219	(79)	2,731
Office and administration	(713)	(558)	(2,034)	(1,805)
Professional and consulting	(374)	(311)	(1,428)	(1,192)
Property maintenance and exploration	(564)	(42)	(1,028)	(131)
Settlement of lawsuit	--	--	(500)	--
Stock-based compensation	--	(254)	(5,165)	(1,672)
Interest and other income	2,182	904	5,681	2,322
Interest expense	--	(107)	--	(462)
Net earnings for the period	$22,576	$12,871	$76,873	$25,433
Earnings per share - basic	$0.15	$0.09	$0.51	$0.18
Earnings per share - diluted	$0.13	$0.08	$0.43	$0.16
Weighted average shares outstanding ('000s)
Basic	152,531	148,476	151,180	142,136
Diluted	179,725	167,250	179,322	161,783

The following table sets forth selected results of operations for the last eight quarters ended September 30, 2006 (in thousands of U.S. dollars, except per share amounts):

Table 2

		2006			2005			2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Equity earnings of Alumbrera	$22,141	$37,876	$21,409	$20,260	$11,304	$6,935	$8,256	$9,275
Expenses, net of interest income	(435)	5,048	(60)	1,565	(1,567)	3,311	(682)	3,543
Write-down of mineral property interests	--	--	--	--	--	--	--	22,209
Earnings (loss)	22,576	32,828	21,469	18,695	12,871	3,624	8,938	(16,477)
Earnings (loss) per share - basic	$0.15	$0.22	$0.14	$0.13	$0.09	$0.02	$0.07	$(0.15)
Earnings (loss) per share - diluted	$0.13	$0.18	$0.12	$0.11	$0.08	$0.02	$0.06	$(0.15)

3.1  Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and nine months ended September 30, 2006 and 2005:

Table 3

Company's 12.5% proportional share of Alumbrera operations
			Nine months ended
	Third quarter		September 30,
	2006	2005	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)
EBITDA (1)	$33,243	$18,318	$122,225	$44,206
Equity earnings	$22,141	$11,304	$81,426	$26,495
EBITDA, per share (1)	$0.22	$0.12	$0.81	$0.31
Equity earnings, per share	$0.15	$0.08	$0.54	$0.19
Sales - Copper (pounds)	11,036,000	12,856,000	37,772,000	34,169,000
Gold (ounces)	19,394	16,072	61,217	48,710
Average realized price
Copper ($ per pound)	$3.70	$1.85	$3.87	$1.70
Gold ($ per ounce)	$636	$452	$608	$430
Copper cash costs per pound,	$0.21	$0.12	$0.18	$0.13
net of gold credits (1)
Key production statistics
Ore mined (tonnes)	890,000	843,000	2,529,000	3,069,000
Ore milled (tonnes)	1,134,000	1,086,000	3,394,000	3,379,000
Grades - Copper (%)	0.54	0.57	0.59	0.54
Gold (grams/tonne)	0.76	0.60	0.76	0.58
Recoveries - Copper (%)	89	89	89	90
Gold (%)	79	77	78	77
Production - Copper (pounds)	11,996,000	12,087,000	39,528,000	36,005,000
Gold (ounces)	21,724	16,024	65,302	48,190

(1) These are non-GAAP measures as described in Section 3.3.

During the three months ended September 30, 2006, the Company recorded equity earnings of $22,141,000, representing an increase of 96% over the same period in 2005.  During the nine months ended September 30, 2006, the Company’s equity earnings of $81,426,000 were a 207% increase over the same period in 2005.

Average realized copper and gold prices in Q3 2006 were 100% and 41% higher, respectively, than for the same period in 2005.  Average realized prices for the first nine months of 2006 were 128% and 41% higher, respectively, than for the same period in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a sharply rising copper price environment which was experienced throughout most of 2006, these adjustments on certain sales recognized during late 2005 and in the first half of 2006 resulted in a realized price of $3.87 per pound of copper for the first nine months of 2006, substantially higher than the average spot price of $3.00 per pound for the period.

The average copper grade mined in Q3 2006 was 0.54% compared to 0.57% in Q3 2005.  The lower grade in Q3 2006 was offset by higher tonnes of ore milled in Q3 2006, resulting in total copper production being similar to Q3 2005.  For the nine months ended September 30, 2006, the average copper grade is 10% higher than the same period in 2005, resulting in copper production increasing by 10% compared to 2005.

The average gold grade for the three and nine months ended September 30, 2006 was 0.76 grams per tonne compared to approximately 0.59 g/t in the same periods in 2005.  This resulted in an increase in gold production of 35% in 2006 compared to 2005.

The higher gold production and prices have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties since Q2 2006 offset the gold factor and have resulted in cash costs per pound of copper (net of gold credits) increasing from $0.12 in Q3 2005 to $0.21 in Q3 2006, as discussed in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.

Total royalties were higher by $5,031,000 in Q3 2006 compared to the same period in 2005, and by $14,662,000 in the nine months of 2006 compared to the same period in 2005.

3.2  Recent Developments at Alumbrera

Alumbrera expects to complete the expansion of its concentrator by the end of 2006 for a cost of about $15.5 million (Northern Orion share - $1.9 million).  This is projected to increase mill throughput by 8% to 40 million tonnes per annum.

In August 2006, Alumbrera announced an upgrade in its Mineral Reserves and Resources, extending the mine life at Alumbrera by one year to mid-2016.   This was based on an ongoing delineation drilling programme in the Alumbrera pit undertaken both within the existing ore envelope and for extensions at depth.  The Mineral Reserves and Resources currently stand as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	380 Mt @0.45%Cu & 0.49 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	400 Mt @0.45%Cu & 0.49 gpt Au

Mineral Resources* (inclusive of Reserves)
Measured	400 Mt @0.45%Cu & 0.49 gpt Au
Indicated	24 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.45%Cu & 0.48 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy

and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3  Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4

(Stated in thousands, except ounce, pound,	Company's 12.5% proportional share
per ounce and per pound amounts)
			Nine months ended
	Third quarter		September 30,
	2006	2005	2006	2005
EBITDA Calculation
Revenues from mining activities	$47,922	$27,160	$166,232	$69,441
Cash cost of sales	(14,679)	(8,842)	(44,007)	(25,236)
EBITDA	$33,243	$18,318	$122,225	$44,205
Interest, taxes,
depreciation and amortization	(11,102)	(7,014)	(40,799)	(17,710)
Equity earnings of Alumbrera	$22,141	$11,304	$81,426	$26,495
Cash cost calculation
Gold sales in ounces	19,394	16,072	61,217	48,710
Average realized price per ounce	$636	$452	$608	$430
Total gold revenues	$12,338	$7,265	$37,241	$20,945
Cash cost of sales	14,679	8,842	44,007	25,236
Net costs after gold credits	2,341	1,577	6,766	4,291
Copper sales in pounds	11,036,000	12,856,000	37,772,000	34,169,000
Cash cost per pound of copper	$0.21	$0.12	$0.18	$0.13

Cash costs net of gold credits increased to $0.21 per pound of copper in Q3 2006 from $0.12 per pound in Q3 2005.  For the year-to-date, cash costs increased to $0.18 per pound of copper from $0.13 per pound in 2005.  The primary cause for the increase is the YMAD Royalty as described above, but costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

3.4  Agua Rica

In October 2006, the Company received a positive Feasibility Study Update (FSU), prepared by Hatch Ltd. and Amec, as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumes the development of the Agua Rica deposit on an independent basis and is based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by Northern Orion.  The development plan proposed in the FSU indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.

Key Results of the FSU include:

•

Proven and Probable reserve of 731 million tonnes of ore

•

90,000 tpd open pit operation at a 1.89 to 1 strip ratio

•

23 year mine life, with higher grade ore over the initial 10 years

•

Unescalated capital cost of $2,055 million (stated in second quarter 2006 US dollars)

•

Approximate annual production

o

Years 1-10: 365 million lb/yr copper, 135,000 oz/yr gold and 15 million lb/yr molybdenum

o

Life of Mine (LOM): 300 million lb/yr copper, 125,000 oz/yr gold and 16 million lb/yr molybdenum

•

Project Economics

o

Operating cost of $6.82/ton milled, or negative $0.73/lb copper (net of credits), FOB port of exit

o

Internal Rate of Return (IRR) of 20% (100% equity)

o

Post-tax Net Present Value (NPV) at a 8% discount rate of $1.9 Billion

o

2.9 year capital payback

In accordance with SEC guidelines, the economic analysis of the project was done using the average metal prices over the past 36 months.  These calculate to $1.80 per pound of copper, $465 per ounce of gold, and $22.75 per pound of molybdenum.

In the third quarter of 2006, the Company incurred cash expenditures of $3,847,000 on completing the update to the FSU.  For the nine months ended September 30, 2006, the Company spent $15,536,000 on advancing the FSU.

3.5  Corporate

Corporate expenses in the three and nine months ended September 30, 2006 were generally in line with the same periods in 2005, except the following items:

A foreign exchange gain was incurred in the third quarter and first nine months of 2005 as a result of the Company holding significant amounts of Canadian dollars in a volatile U.S. dollar environment.  The Company reduced its exposure to foreign exchange gains and losses during the third quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.  No significant foreign exchange gains or losses were experienced in 2006.

Property maintenance and exploration of $564,000 in Q3 2006 included exploration expenditures of $438,000 ($813,000 for the nine months ended September 30, 2006) on the

Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Exploration costs prior to the first quarter of 2006 were not significant.  The Company commenced a drilling program in these areas during the third quarter of 2006.

In Q2 2006, the Company settled a labour claim against the Company for $500,000.  The claimant had claimed damages of $714,000.

The Company did not incur stock-based compensation expense during Q3 2006.  Stock-based compensation of $5,165,000 was recorded in Q2 2006 as a result of stock options issued during Q2 2006.  See Section 4.1 for details.

Interest income increased from $904,000 in Q3 2005 to $2,182,000 in Q3 2006 (and from $2,322,000 in the first nine months of 2005 to $5,681,000 in the first nine months of 2006) due to the Company’s increased cash balances from cash distributions from Alumbrera and from a short-form prospectus financing in February 2005, and due to rising interest rates over the past 12 months.  Interest and other income in 2006 also included a $401,000 gain on sale of marketable securities recorded in Q2 2006.  At September 30, 2006, $301,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Financing costs and interest expense were incurred throughout 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in 2006.

4.  Liquidity and Capital Resources

At September 30, 2006, the Company had working capital of $178,635,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $180,035,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was due to cash distributions of $61,466,000 received from the Alumbrera mine, offset by cash expenditures of $15,536,000 at the Agua Rica feasibility study update.  The Company had no long-term debt at September 30, 2006.

At September 30, 2006, the Company also had restricted cash of $4,770,000 ($660,000 – December 31, 2005) held in a non-interest bearing bank account in Argentina.  Pursuant to Argentine legislation, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.  The Company is currently preparing applications for an exception to the 30% Withholding.

4.1  Share capital

There were no share capital transactions during the third quarter of 2006, except for the expiry of 5,000 stock options.  During the nine months ended September 30, 2006, the Company granted 5,340,000 stock options with an exercise price of Cdn.$5.34 per share, expiring on May 19, 2013.  This gave rise to a stock-based compensation charge of $7,683,000 (of which

$2,518,000 was capitalized to mineral property interests) during the period.  At November 14, 2006, the Company had 152,531,086 common shares outstanding and 11,372,500 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.35 to Cdn.$5.34 per share and expire mostly between 2010 and 2013.

At November 14, 2006, the Company had the following share purchase warrants outstanding:

Table 5

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,448,915 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (2)	6.00	February 17, 2010
57,573,915

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT

(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2  Outlook

The Company anticipates copper and gold prices to remain strong for the remainder of 2006 and through 2007.  For the remainder of 2006, the mine plan at Alumbrera calls for the mining of zones that are of lower copper grades than that achieved in the first nine months of 2006 (Q4 2006 – 0.49%; 2006-to-date – 0.59%), and also lower gold grades as compared to the first nine months of 2006 (Q4 2006 – 0.53 g/t; 2006-to-date – 0.76 g/t).  Recovery rates for the Q4 2006 are expected to remain the same as the first nine months of the year.  The following graphs show the actual and estimated grades and recoveries for copper and gold for each quarter:

The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3  Contractual Obligations

The following table summarizes the Company’s major contractual obligations at September 30, 2006:

(in thousands of U.S. dollars)		Less than		More than
	Total	1 year	1-5 years	5 years
Asset retirement obligations	$ 460	$ -	$ -	$ 460
Lease obligations	741	259	482	-
Royalty and net proceeds interest	13,374	-	-	13,374
	$14,575	$ 259	$ 482	$ 13,834

5.  Related Party Transactions

There were no material related party transactions during the three and nine months ended September 30, 2006.

6.  Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.   These risks include risks associated with the

mining industry, the financial markets, metals prices and foreign operations all of which are fully described in the Company’s MD&A for the year ended December 31, 2005.

7.  Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

8.  Disclosure Controls and Procedures

In connection with new regulatory requirements concerning continuous disclosure and corporate governance, the Company established a formal Company wide disclosure controls and procedures policy (the “Disclosure Policy”) in 2005.  The Disclosure Policy was completed after an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures and extensive research of related legal and regulatory issues.  The Disclosure Policy, which was approved by the Company’s board of directors and implemented in August 2005, included the setting up of a disclosure committee to, among other things, monitor on an ongoing basis the Company’s compliance with the Disclosure Policy.  The committee consists of the Company’s President and Chief Executive Officer, and the Chief Financial Officer, with assistance from the Company’s Corporate Manager.

Management is satisfied that i) its disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the three and nine months ended September 30, 2006 has been disclosed in accordance with regulatory requirements and good business practices, ii) that the Company’s policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and iii) that the Company’s disclosure controls and procedures will enable the Company to meet its ongoing disclosure requirements.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company.  Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

November 14, 2006

“David Cohen”

David Cohen, President and Chief Executive Officer